UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to                             .

Commission file number 001-13790.

A.                                    Full title of the plan and address of the plan, if different from that of the issuer named below:

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HCC INSURANCE HOLDINGS, INC.

13403 Northwest Freeway

Houston, Texas 77040

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee

HCC Insurance Holdings, Inc.

2013 Employee Stock Purchase Plan

We have audited the accompanying Statements of Financial Condition of the HCC Insurance Holdings, Inc. 2013 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2014 and 2013, and the related Statements of Income and Changes in Plan Equity for the year ended December 31, 2014 and for the period from inception, May 22, 2013, through December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2014 and 2013, and the changes in Plan equity for the year ended December 31, 2014 and for the period from inception, May 22, 2013, through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
March 30, 2015

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013

Assets:
Participant deposits due from HCC Insurance Holdings, Inc.	$1,353,892	$1,050,652

Total assets	1,353,892	1,050,652

Liabilities:
Distributions due to participants for purchase of common stock	1,353,892	1,050,652

Total liabilities	1,353,892	1,050,652

Plan equity	$—	$—

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	For the year ended December 31, 2014	For the period from inception, May 22, 2013, through December 31, 2013

Additions to Plan equity attributable to:
Employee contributions	$3,742,076	$1,050,652

Total additions	3,742,076	1,050,652

Deductions from Plan equity attributable to:
Contributions used for common stock purchases	3,438,836	—
Increase in distributions due to participants for purchase of common stock	303,240	1,050,652

Total deductions	3,742,076	1,050,652

Net change in Plan equity	—	—

Plan equity, beginning of year/inception of Plan	—	—

Plan equity, end of year	$—	$—

The accompanying notes are an integral part of these financial statements.

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan

The following description of the HCC Insurance Holdings, Inc. 2013 Employee Stock Purchase Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was approved by the Board of Directors of HCC Insurance Holdings, Inc. (together with its subsidiaries, the “Company”) on March 13, 2013.  The Company’s stockholders approved the Plan on May 22, 2013.  There are 2,000,000 shares (subject to adjustment) of the Company’s common stock, $1.00 par value per share, authorized for purchase by the Plan.

The Plan generally operates in successive six-month periods, referred to as an “Offering Period.”  Currently, there will be consecutive Offering Periods starting on the first trading day on or after September 16 and ending on the last trading day on or before the following March 15, with the next Offering Period starting on the first trading day on or after March 16 and ending on the last trading day on or before the following September 15.  The first Offering Period started on September 16, 2013 and ended on March 14, 2014.  Therefore, there were no common stock purchases during the period from inception, May 22, 2013, through December 31, 2013.  Participants purchased 91,601 shares of Company common stock during the year ended December 31, 2014.  The Committee has the ability to change the starting dates and lengths of Offering Periods in the future.

Administration

The Compensation Committee of the Board of Directors of the Company (the “Committee”) is the administrator of the Plan.  The Company has retained E*TRADE Corporate Financial Services (“E*Trade”) to provide certain stock plan administration services.  Each participant in the Plan has an account at E*Trade, into which shares acquired under the Plan are credited.

Eligibility

Employees of the Company who are 18 years of age or older and who have been employed by the Company for at least 30 days prior to the beginning of an offering period (described below) are eligible to participate in the Plan.  Contract and temporary staff of the Company are not eligible to participate.

Participant accounts

Participant accounts are maintained by the Company and reflect contributions received from participants.  Participant assets are not assets of the Plan or the Company.

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.             Description of Plan, continued

Contributions

Participants may contribute up to 15% of their base salary each pay period.  Contributions are made through payroll deductions.  As required by applicable tax rules, participants may not purchase more than $25,000 of Company common stock under the Plan in any one calendar year and may not purchase common stock under the Plan if it would cause the participant to own 5% or more of the Company’s common stock.  The $25,000 calendar year limitation is generally applied based on 100% of the market value of the Company’s common stock on the first day of the applicable offering period.  If the amount of a participant’s payroll contributions to the Plan is not sufficient to purchase one full share of Company common stock at the time of each purchase, the participant’s contributions will be held until a minimum of one full share can be purchased for the participant.

If two Offering Periods occur in a calendar year, the value of the common stock acquired in the first Offering Period will reduce the maximum number of shares that could be acquired in the second Offering Period.  In addition, the maximum number of shares to be purchased by a participant during an Offering Period is 1,500 shares.

An open enrollment period is held prior to each Offering Period.  During an Offering Period, participants may not elect to increase or decrease the level of contributions for that Offering Period; however, they may elect to suspend contributions by decreasing the rate of future contributions to 0%.  Participants may withdraw from the Plan at any time during an Offering Period and receive a refund of contributions made to date during that Offering Period.  If an employee dies, retires, becomes disabled or terminates employment during an Offering Period, participation for that Offering Period will cease and any contributions made to date during that Offering Period will be returned to the participant.

Purchase of Stock

Participants are granted an option to acquire shares of Company common stock on the first day of an Offering Period.  On the last day of that Offering Period, the option will automatically be exercised, unless participation was terminated as described above.  The number of shares of Company common stock that will be acquired upon exercise of the option will equal the amount of cash contributions during the Offering Period divided by the lesser of:  1) 85% of the market value of a share of Company common stock on the first business day of the Offering Period, or 2) 85% of the market value of a share of Company common stock on the last day of the Offering Period.  “Market value” for this purpose means the closing price per share of Company common stock on the New York Stock Exchange on the applicable date.  Once acquired, the shares will be credited to the participants’ individual accounts at E*Trade.

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan, continued

Administrative Expenses

Administrative expenses related to the Plan are paid by the Company and are not reflected in the accompanying financial statements.

Plan Termination

Although the Company has not expressed any intent to do so, the Committee has the right to suspend or terminate the Plan, but no such action may adversely affect Participants’ rights and obligations with respect to purchase rights outstanding at the time. No Offering Period may commence while the Plan is suspended or after it is terminated.

2.                                      Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, plan equity and changes therein.  Actual results could differ from those estimates.

Participant deposits due from HCC Insurance Holdings, Inc. represent accumulated payroll deductions less amounts disbursed for participant initiated withdrawals occurring prior to December 31, 2014 and 2013.

Distributions due to participants for purchase of common stock represent accumulated payroll deductions through December 31, 2014 and 2013 that will be used for the purchase of Company common stock at the end of the Offering Period.

3.                                      Tax Status

The Plan is intended as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), which results in potentially favorable tax treatment to participants.  The Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, nor is the Plan qualified under Section 401(a) of the Code to be a qualified pension, profit sharing or stock bonus plan.

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      Tax Status, continued

Amounts withheld from participants’ earnings to purchase Company common stock under the Plan are taxable income to the employee.  An employee is not considered to have income for Federal income tax purposes from the granting of a right to purchase stock or the discount received at the time of purchase of stock.  Generally, the employee will recognize income for Federal income tax purposes in the year of disposition of the purchased Company common stock.  The Federal income tax liability will depend on whether the disposition of shares is a qualifying or disqualifying disposition.  A qualifying disposition occurs if the sale or other disposition of the Company common stock is made more than two years after the offering date and more than one year after the purchase date.

4.                                      Subsequent Event

On March 13, 2015, the Plan acquired 48,585 shares of Company common stock for $2,023,565 on behalf of the participants for the six-month Offering Period ended March 13, 2015.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the HCC Insurance Holdings, Inc. 2013 Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, on March 30, 2015.

HCC INSURANCE HOLDINGS, INC.

2013 EMPLOYEE STOCK PURCHASE PLAN, Administrator

By:	HCC Insurance Holdings, Inc.

By:	/s/ Pamela J. Penny
Pamela J. Penny
Executive Vice President and Chief Accounting Officer
HCC Insurance Holdings, Inc.